Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following communication was made available to employees of UIL Holdings Corporation.

SOURCE: James P. Torgerson – President and CEO

Please Post

February 26, 2015

Iberdrola USA to Combine with UIL to Create a Leading, Diversified

Publicly-Traded Company Based in the Northeast

The combined company will serve 3.1 million electric and natural gas customers

Dear Fellow Employees,

A few minutes ago, we announced that UIL’s Board of Directors approved an exciting and transformational deal for our company. UIL and its operating subsidiaries are combining with Iberdrola’s U.S. operations to create a leading, diversified publicly-traded power and utility company based in the Northeast. On closing, I will be Chief Executive Officer of the combined company which, in addition to our existing companies, will include Iberdrola USA’s three high performing regulated utilities New York State Electric & Gas (NYSE&G), Rochester Gas & Electric (RG&E) and Central Maine Power (CMP). The company portfolio also includes a highly-contracted 6.5 GW primarily renewables portfolio, which includes the second largest operating wind portfolio in the U.S., and a total development pipeline of over 6 GW. The official press release is also attached.

As you will see, the combined company will assume a listing on the New York Stock Exchange. UIL’s shareholders will own 18.5% of the company.

Together, we will have seven regulated utility companies serving 3.1 million electric and gas customers and operating FERC-regulated transmission lines in four states. We will have a rate base of approximately $8.3 billion and a highly-contracted renewables platform with long-term contracts. As a group, we will be a stronger utility than we are today, with greater scale and financial resources to support continued investment in system reliability and infrastructure projects to ensure our customers continue to receive the safe, reliable and cost-efficient service that they expect from us.

With this combined company and its expertise, we intend to leverage best practices and gain access to additional operational and customer service programs as we deliver service to a larger group of customers across the Northeast. Importantly, we’ve made a commitment to continue to support our local communities and maintain our charitable giving and corporate philanthropy programs.

As we bring our two organizations together, I will be responsible for selecting the leadership team of the newly formed U.S.-based company from among the UIL and Iberdrola USA business leadership. Importantly, Iberdrola shares our focus on industry excellence and the safe and cost efficient delivery of energy and the combined company will honor all of UIL’s labor contracts.

We have a tremendous opportunity in front of us as we become part of a larger entity heading into its next phase of growth. The needs of our customers and our industry are constantly changing – accelerated by technology and the emphasis on energy conservation, among other items – and we must continue to advance the way we deliver energy and serve our customers. We want to be an industry leading, modern utility and power company that is at the forefront of driving the industry change that will be required to deliver sustainable value to our customers, our employees, the communities we serve and our shareholders.

Looking ahead, the transaction is not expected to close until the end of 2015, pending shareholder and regulatory approvals. Until then, we will operate as separate companies and I would expect everyone to continue the great work we’ve started at UIL. That means we need to stay 100% focused on safety, reliability and everything we do to keep the lights on and the gas flowing. Our customers count on us every day and our commitment to high quality service must remain unwavering.

Iberdrola and UIL will continue to have offices in New Haven, Connecticut, Massachusetts, Maine and New York. As we go through the integration process, there will be announcements about the combined organization and its structure and other critical decisions.

I know that many of you will have questions and we are committed to communicating regularly to tell you as much as we can, as soon as we can. I hope you take a moment to watch the short video that is available and other information that have been posted on MYUIL. Your department VP will host team meetings to discuss the transaction and I personally will look to have further discussions with you all in the very near future.

Obviously, today’s news will attract a lot of attention from media and other third parties interested in the latest developments. As mentioned, we will provide as much information as possible to address these items. Moreover, as a matter of corporate policy, please remember any and all media or external inquiries should be referred to Michael A. West Jr., Vice President of Corporate Communications, at 203.499.3858.

Thank you for everything you have done – and continue to do – for UIL, our customers and the communities we serve. Your dedication and many contributions have helped prepare us for an exciting new chapter in our history.

Sincerely,

Jim Torgerson

President & CEO

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL Holdings Corporation (“UIL”) and Iberdrola USA, Inc. (“Iberdrola USA”). In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409. Copies of the documents filed with the SEC by Iberdrola USA will be available free of charge on Iberdrola USA’s website at www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations department at +34917842743.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in Iberdrola USA’s registration on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL’s shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither UIL nor Iberdrola USA undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.